Console Marketing Inc.
                              206-388 Drake Street
                                 Vancouver, BC
                                    V6B 6A8
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November 28, 2007

By EDGAR

John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 35-61
Washington, DC 20549-0306


RE: Console Marketing Inc. Registration Statement on Form SB-2 Withdrawal Request File No. 333-106145
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Dear Mr. Reynolds,

The undersigned, as president of Console Marketing Inc, hereby requests withdrawal of the Registration Statement on Form SB-2. In a recent review of the business plan, the Company has decided that there are numerous factors which hinder the economic success of the company. The most important of these factors are:

     1. Competition from large corporations with market saturation such as Google and Yahoo who both have a product with some similarities to our product and have increased the functionality of their toolbars.
     2.   Competition from smaller established companies such as Best
          ToolBars that provide the branding component for a cost far below the amount we had outlined in the business plan.

As the Registration Statement was in the process of ammendment, no securities were sold in the offering. If you should have any questions, please do not hesitate to contact me.


Yours Sincerely,

/s/Michael Jackson

Michael Jackson, President
CONSOLE MARKETING INC.


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Phone (604)648-2090                                            Fax (604)648-2091